Exhibit 99

The Progressive Corporation

Letter to Shareholders

Third Quarter 2012

While better never to fumble, the next best thing is a recovery. The third quarter for Progressive was a satisfying, yet cautious, recovery to our target underwriting margins.

Our 95.9 combined ratio for the quarter, matching the year-to-date result, is the consolidated result of numerous product and geographic combinations, which in total have seen about 65 rate adjustments over the past two quarters. The escalating frequency and severity conditions outlined in the second quarter letter, which gave rise to the most recent rate adjustments, have for the time being been matched by our pricing adjustments, but nothing is static and we know what we must do to keep pricing trend in line with loss cost trends and maintain our competitiveness.

The clearest observation of the efficacy of our rate change process is seen in the change in average premium per policy, which for our auto products is matching our expectations very well. Our special lines and Commercial Auto products, with annual policy periods, are slower to reflect the full effect of the changes, but also are on-track to rate adequacy. Our Commercial Auto business has taken a series of rate adjustments and while confident we are approaching the levels needed for sustained target margins, we may yet have more rate tuning in selected product sectors to fully accomplish our goal.

Positive rate adjustments are clearly not what the consumer is looking for and new business production has been, and likely will be for a while longer, under some pressure. The new business production for the quarter lagged last year by about 5% in both Agency and Direct auto and 1% in both special lines and Commercial Auto. While not a desired side-effect, the trade-off with margin improvement is an easy one for us to make. We expect the rate contribution to overall written premium growth to be significantly more than it has been for some time and our 10% growth for the last quarter was our strongest since the first quarter 2005. That said, our preferred form of growth is policy growth and we will be watching the marketplace closely for any competitive responses knowing that the new business is very elastic, especially in the independent agency distribution channel fueled by comparative rating technology.

The third quarter marks the point where we can at least see the traditional end of hurricane season (not withstanding Sandy’s surprise). While Isaac was the most notable for the first nine months, many previous catastrophes for the year have been lesser media events. Our claims response, however, has been stellar, handling the volume throughout the quarter as they have all year while creating a business-enhancing quality of resolution—both for the customer and in the accuracy and cost of settlement. We expect to do the same for Sandy.

Flo had a great quarter. Our advertising spend was scaled down somewhat while rate adequacy was restored, but the central character of our “Superstore” campaign did her best to scale up our claims to fame. Awarded Advertising Week’s coveted star on Madison Avenue’s “Walk of Fame,” and finding a spot in Advertising Age’s Top Ten Female Ad Icons of All Time, seem more than the expected 15 minutes of fame. Our campaign, now over 80 commercials in the series, continues to provide an excellent vehicle to get our messages out. We have several exciting directions for 2013, none more important than continuing to make the case for both the Snapshot Discount® and the pre-purchase ability to “test drive” Snapshot®.

Progressive over-indexes in select parts of the auto insurance marketplace and under-indexes in others. One notable under-indexing is in agent-produced business serving a typical established household, often with multiple vehicles, a home, and perhaps a boat or other pleasure vehicles all requiring insurance. As a monoline carrier, we have great solutions for many, but not all, of their needs and the preference for coordinated coverage is strong. Our agents provide that coordinated coverage, but more often than not in the past we were not part of that coordination, due in large part to lack of a “plug-compatible” homeowner’s product.

During the third quarter, we took a significant step toward providing agents with exactly that option. Progressive entered into a non-controlling equity arrangement with the parent company to American Strategic Insurance (ASI), a very successful monoline home insurance writer. Together, we expect to provide agents with not just another option, but rather an extremely viable alternative to any option they may currently have. We plan to fashion our products and presentation so that agents can get from the combination the same well recognized benefits they value in the individual offerings. The ASI relationship is part of the Progressive Home Advantage® program we have been developing and growing now for several years, but is the offering most suited to agent distribution.

For our Direct customers, we have expanded the number of companies offering homeowners insurance through Progressive Home Advantage to seven.

Our capital position has been continuously strong all year and combined with a 6% total return on our investment portfolio for the year, and improved underwriting results, we assessed that conditions were right for a special dividend to our shareholders consistent with our long-held and published philosophy of returning capital to shareholders in excess of our expected needs for growth and contingencies. The declaration was in October and the distribution of $1.00 per share will be on November 29th. Our normally scheduled variable dividend will be determined based on the full year’s results and published formula and payable in the first quarter 2013. We remain as well positioned as we believe we can be for events at home and abroad for which we have some understanding but less certainty as to outcomes.

Achieving our targeted underwriting margins will always remain job one and that requires constant vigilance, but emerging results of the most recent corrective rate actions suggest they have been executed with speed and accuracy. We look forward to the final chapter of the year and further development of our multiple growth initiatives.

Glenn M. Renwick
President and Chief Executive Officer